Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-129105) pertaining to the American Commercial Lines Inc. Equity Award Plan for Employees, Officers, and Directors, as Amended, and the American Commercial Lines Inc. 2005 Stock Incentive Plan, Inc. of our report dated February 26, 2007, with respect to the consolidated financial statements and schedule of American Commercial Lines Inc., American Commercial Lines Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of American Commercial Lines Inc., included in the Annual Report (Form 10-K) for the year ended December 31, 2006.
/s/ ERNST & YOUNG LLP
February 26, 2007
Louisville, KY